This document is a free translation of the Brazilian judicial administrator's report referring to January 2021 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on March, 31, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

YOUR HONOR DR. JUDGE OF 7th BUSINESS COURT OF THE DISTRICT COURT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Proceeding no. 0203711-65.2016.8.19.0001

Court Supervised Reorganization of Oi S.A. And others

The **TRUSTEE** (Escritório de Advocacia Arnoldo Wald) appointed in the Court-supervised reorganization of **Oi S.A. and others** comes respectfully to request to Your claim, Your Honor to determine to be attached the month Report of Activities ("RMA") regarding January 2021.

Rio de Janeiro, March 31, 2021

Signed: [illegible signature]

Trustee

Escritório de Advocacia Arnoldo Wald

Av. Pres. Juscelino Kubitschek, no. 510
8º andar | CEP [Zip code] 04543-906 | São Paulo, SP
Phone: +55 11 3074 6000

Avenida Almirante Barroso, nº 52
24º andar | CEP 20031-000 | Rio de Janeiro, RJ
Phone: +55 21 2272 9300

SCS, Quadra 09, Lote C – Torre C, Sala 504 – Asa Sul
Edifício Parque Cidade Corporate | CEP 70308-200
Brasília, DF | phone.: +55 61 3410 4700

contato@wald.com.br

Monthly Report **ACTIVITY**

RMA

COURT-SUPERVISED REORGANIZATION.

Oi

January 2021

31 March: 2021

EXECUTIVE REPORT

PREAMBLE

Your Honor Mr. Judge of 7th Business Court Of The District Court Of The Capital Of The State Of Rio De Janeiro

The Trustee, Escritório de Advocacia Arnoldo Wald ("Wald" or "AJ") appointed in the records of Court-supervised Reorganization of Oi Group (proceeding number 020371165.2016.8.19.0001), and Rio Branco Consultores Members, subcontracted by AJ to assist in preparation of the Monthly Report of Activities ("RMA") respectfully comes before Your Honor pursuant the above decision of pages 91.223 / 91.224, to submit the RMA for month of January 2021.

As we all know, the Court-supervised Reorganization refers to the following companies:

- Oi S.A. - under Court-supervised reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - under Court-supervised reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - under Court-supervised reorganization ("Oi Móvel");
- Copart4 Participações S.A. - under Court-supervised reorganization ("Copart4");
- Copart5 Participações S.A. - under Court-supervised reorganization ("Copart5");
- Portugal Telecom International Finance B.V. - under Court-supervised reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - under Court-supervised reorganization ("Oi Coop");

This report includes the financial information based mostly on the elements provided by Debtors up to March 31, 2021, which includes the data regarding the month of January 2021, to be examined together with the preliminary report of activities as well as the other RMA's already submitted.

The RMA includes a chapter specifically addressing the consolidated financial information of Debtors, which shall include, in this Report, the Managerial Cash Flow Statements of mentioned Months, submitted in the tables comparing against the immediately prior month. The report shall highlight the main changes occurred in the mentioned period, submitting the explanations provided by Management of Debtors.

This report was prepared by means of the analytical procedures and discussions with Company's Management, aiming to provide to Court and stakeholders the information on the financial status of Debtors and relevant operations carried out thereby, as well as the summary of the activities carried out by AJ until the closing of this report.

* A Copart4 Participações S.A. Was acquired by Telemar Norte Leste S.A. In January 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ; Copart5 Participações S.A. was acquired by Oi S.A. in March 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ.

The information submitted below are based mainly on data and elements submitted by Debtors. The separate Financial Statements of all Debtors as well as the consolidated financial statements of Oi Group (including but not limited to the Debtors) are examined annually by independent auditors. The limited review procedures are applied by the auditors for the filing at CVM of Quarterly Consolidated Financial Information ("ITRs") of Oi Group. Regarding the separate financial information of each Debtor prepared for monthly periods, other than those included in ITRs delivered to CVM, are not submitted to the review by independent auditors, whether auditors hired by Oi Group or AJ.

AJ, being honored for the assignment, is available for further clarification concerning the information contained in this report or others.

Faithfull yours

WALD
ANTUNES VITA LONGO BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members

Phone: +55 (11) 3074-6000

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Phone: +55 11 3392 -3062

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 1. Corporate Organizational Chart of Debtors


Oi
Oi S.A. (Holding)
In court-supervised reorganization.
100%
Telemar Norte Leste S.A. (STFC Concession) In court-supervised reorganization.
100%
Portugal Telecom Intern. Finance B.V. (Financial Vehicle) In court-supervised reorganization
100%
Oi Brasil Holdings Coöperatief U.A. (Financial Vehicle) In court-supervised reorganization
99.875%
Oi Serviços Financeiros S.A. (Current name: Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e participações S.A.
100%
Caringas Finance S. a RL
100%
PT Participações SGPS S.A.
48.37%
Drammen RJ Real estate projects S.A.
99.8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A. (SMP and SeAC authorization) In court-supervised reorganization.
9 Other Companies (see Exhibits)
9 Other Companies (see Exhibits)
Caption
DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 2. Corporate Organizational Chart of Debtors


Telemar Norte Leste S.A. (STFC Concession) In court-supervised reorganization
100%
Oi Móvel S.A. In court-supervised reorganization.
50%
Companhia AIX de Participações
81.61%
SEREDE Serviços de Rede S.A.
99.99%
Cozani RJ Empreendimentos Imobiliários S.A.
99.99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19.04%
Hispamar Satélite S.A.
50%
Companhia ACT de Participações
92.35%
Caliteia RJ Empreendimentos Imobiliários S.A.

Caption

DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 3. Corporate Organizational Chart of Debtors


Oi Móvel S.A.
In court-supervised reorganization.
100%
Pointer Network S.A.
4 Other Companies
100%
Paggo Empreendimentos S.A. (Holdings)
99.99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Solutions e Meios de Pagamentos S.A.
99.99%
Paggo Administradora Ltda.
99.99%
Brasil Telecom Comunicação Multimídia Ltda.
99.95%
Lemvig Serviços de Televisão por Assinatura S.A.
99.92%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A
99.92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Caption
DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION.

Figure 4 - Companies under Court-supervised Reorganization.

Oi S.A.
Entity for the raising of financing/ funds in international market. It also has interest in other companies of the Group and is the main "Holding" of Oi Group.

Oi Móvel
Mobile phone telephony service provider of Regions I, II and II and TV DTH TV services.

PTIF
Non-operational entity. Entity for the raising of financing/ funds in international market.


Oi S.A.
Oi Móvel S.A.
Portugal Telecom International Finance B.V
DEBTORS OF THE GROUP
Oi
Oi Brasil Holdings Coöperatief U.A.
Telemar Norte Leste S.A.
Copart 4 e Copart 5 Participações S.A.

Oi Coop
Non-operational entity. Entity for the raising of financing/ funds in international market.

Telemar Norte Leste
Main provider of landline telephony services in Region I and domestic and international long distance calls.

Copart4 and 5*
Two legal entities used for the management and administration of the real estate and the main properties leased to Oi Group.

* A Copart4 Participações S.A. Was acquired by Telemar Norte Leste S.A. In January 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ; Copart5 Participações S.A. was acquired by Oi S.A. in March 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ.

RELEVANT FACTS & NOTICES TO THE MARKET

We submit hereunder the relevant facts and notices to the market published by Oi Group directly related to the Debtors:

Relevant Facts and Notices of the market in the month of **FEBRUARY/21**

February 4 - UPI InfraCo

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), pursuant to art. 157, § 4, of Law 6,404/76 and CVM Instruction No. 358/02, and complementing the Material Fact published on January 25, 2021, hereby informs its shareholders and the market in general that, in view the conditions of the binding offer to acquire partially UPI InfraCo presented jointly by lobenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies within the BTG Group (the "Offer" and the "Bidders"), entered into on this date Exclusivity Agreement ("Agreement") with the Bidders, for a limited period of time, in order to deal exclusively with the Bidders the terms and conditions as well as the documents and exhibits relating to the Offer.

A full Relevant Fact should be accessed in:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/45a26cc7-0813-87b1-9b21-ba9dacf1da13?origin=1

February 18 - Issuance of debentures by Brasil Telecom Comunicação Multimídia S.A.

Oi S.A. - under Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, 4th§ of Law # 6,404 /76 and the CVM Instruction # 358/02, comes to informed to its shareholders and that its indirect subsidiary Brasil Telecom Comunicação Multimídia S.A. ("BTCM" or "Issuer"), chosen to be used as SPE InfraCo in the competitive process of partial disposal of UPI InfraCo under Amendment to the Reorganization Plan (the "Amendment"), signed on this date, issue deed of debentures convertible into shares, the kind with real guarantee for private placement, the 1st issue of BTCM, totaling up to BRL 2,500,000,000.00 ("Debentures", "Issue" and "Issue Deed" , respectively).

A full Relevant Fact should be accessed in:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/48106094-0cea-a579-edd7-00e67bfa5ab8?origin=1

RELEVANT FACTS & NOTICES TO THE MARKET

We submit hereunder the relevant facts and notices to the market published by Oi Group directly related to the Debtors:

Relevant Facts and Notices of the market in the month of **MARCH/21**

March 5 - UPI InfraCo

Oi S.A. - In Court Supervised Reorganization ("Oi" or "Company"), pursuant to art. 157, §4, of Law 6,404 / 76 and CVM Instruction No. 358/02, and complementing the Material Facts published on January 25, 2021 and February 4, 2021, hereby informs its shareholders and the market in general that the Exclusivity Agreement ("Agreement") signed with Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies within the BTG Group (the "Bidders") and valid until the March 6, 2021 will be automatically renewed for additional and final period of thirty (30) days and is effective until April 5, 2021.

A full Release to the Market should be accessed in:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/78e9371c-6844-f1c6-b329-31335593c548?origin=1

March 15 - Disposal of UPI Data Center

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, § 4 of Law 6,404 / 76 and in accordance with CVM Instruction No. 358/02, and continuity to the Material Facts published on November 26 and December 14, 2020, informs its shareholders and the market in general that, after the fulfillment of all previous contractual conditions, on March 12, 2021, was carried out the completion of the disposal of UPI Data Center to Titan Venture Capital e Investimentos Ltda. (Respectively, "Titan" and "Operation"), winner of the bidding procedure carried out on November 26, 2020, in accordance with the Amendment to the Reorganization Plan approved by the 7th Business Court of Judicial District of the Capital of State of Rio de Janeiro on October 5, 2020.

A full Relevant Fact should be accessed in:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/29cf663d-1891-e48a-ba61-e5b3761523ad?origin=1

March 30 - Disposal of UPI Torres

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, § 4 of Law 6,404 / 76 and in accordance with CVM Instruction No. 358/02, and continuity to the Material Facts published on November 26 and December 23, 2020, informs its shareholders and the market in general that, after the fulfillment of all previous contractual conditions, on this date was carried out the completion of the disposal of UPI Torres to Highline do Brasil II Infraestrutura de Telecomunicações S.A. (Respectively, "Highline" and "Operation"), winner of the bidding procedure carried out on November 26, 2020, in accordance with the Amendment to the Reorganization Plan approved by the 7th Business Court of Judicial District of the Capital of State of Rio de Janeiro on October 5, 2020.

A full Relevant Fact should be accessed in:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/3318663b-c008-aed6-42d4-bc216a49d971?origin=1

MANAGERIAL CASH FLOW STATEMENTS

HIGHLIGHTS

Statement
JANUARY 01-31, 2021

- **Net operational Cash Generation of Debtors** was negative in BRL 517 million January/21
- **Investments** reached BRL 257 million in January/21
- **Receipts** account has reduction by BRL 608 million in January/21 totaling BRL 1,832 million.
- **Payments** has a reduction by BRL 72 million in January /21 totaling BRL 2,082 million.
- In January / 21 there was BRL 198 million cash outflow in the **Intra operations - Group**
- **Final Balance of the Financial Cash of Debtors** had a reduction by BRL 712 million in January/21, totaling BRL 3,260 million

Statement
JANUARY 01-31, 2021

Net operational Cash Generation of Debtors was negative in BRL 517 million in Jan/21

- The Net Operational Cash Generation of Debtors in the month of January/21 was negative in BRL 517 million, after negative result of BRL 250 million in the previous month (Figure 5). In comparison with the month of December/20, Receipts recorded a reduction of BRL 608 million, reaching the level of BRL 1,832 million, while the cash outflows with Payments and Investments decreased by BRL 341 million, totaling BRL 2.350 million altogether (Figure 6).
- The other transactions of the Debtors, including *Financial Transactions,* represented with cash inflow, of BRL 195 million in January/21.
- Thus, the variation of the Final Balance of the Financial Cash of Debtors was negative in BRL 712 million in January /21, resulting in an amount of BRL 3,260 million (Figure 7), corresponding to 17.9% reduction compared with the previous month.
- Detailed considerations of variations will be analyzed in the following pages.

Source: Financial statements and managerial information

Figure 5 - Net Operational Cash Generation - Monthly Balance


In BRL million

Figure 6- Monthly Development Receipts x Payments/ Investments


PAYMENTS
+
INVESTMENTS
2,350
1,832
RECEIPTS
In BRL million

Figure 7- Financial Cash- - monthly- Final Balance


In BRL million

Cash outflow from Investments contributed to the negative balance of Net Operational Cash Generation

Figure 8 - Managerial Cash Flow Statements

	Dec/20	Jan/21	Δ
Customers	1,676	1,300	-22%
Network Use Services	99	80	-19%
Dealers	466	423	-9%
Others	200	30	-85%
Receipts (1)	**2,441**	**1,832**	**-25%**

	Dec/20	Jan/21	Δ
Plant Maintenance	(238)	(185)	-22%
Rental	(467)	(507)	9%
Data Processing /Printing Company	(55)	(70)	28%
Call Center Service /Collection	(120)	(82)	-32%
Dealerships	(89)	(88)	-1%
Consultancy / Audits /Fees	(36)	(57)	58%
Other Services/ Payments	(468)	(410)	-12%
Materials / Services (2)	**(1472)**	**(1,399)**	**-5%**

	Dec/20	Jan/21	Δ
Network Use Services	(101)	(84)	-17%
Court deposits	49	18	-64%
Contingencies	(13)	(58)	386%
Other Payments (2)	**(64)**	**(125)**	**96%**

	Dec/20	Jan/21	Δ
Telemar	(216)	(113)	-48%
OI S.A.	(54)	(29)	-46%
Oi Móvel	(255)	(-114)	-55%
Investments (3)	**(525)**	**(257)**	**-51%**


In BRL million
1,832
(187)
(1,399)
(383)
0
125
(257)
(517)
Receivables
Personnel
Material / Services
Taxes
Mediation
Other payments
Investments
Net Cash generation

Source: Financial statements and managerial information

Statement
JANUARY 01-31, 2021

Table 1 - Managerial Cash Flow Statements – Jan/21

BRL million	(A) 12/31/2020 Dec. 20	(B) - (A) Variation	(B) 1/31/2021 Jan/21
INITIAL Balance - Financial Cash	**4,367**	**(394)**	**3,972**
Customers	1,676	*(377)*	1,300
Network Use Services	99	*(18)*	80
Dealers	466	*(43)*	423
Others	200	*(170)*	30
Receipts (1)	**2,441**	**(608)**	**1,832**
Personnel	(226)	38	(187)
Goods / Services Suppliers	(1,573)	*90*	(1,483)
Taxes	(404)	*21*	(383)
Escrow Deposits	49	*(31)*	18
Contingencies	(12)	*(46)*	(58)
Mediation/ Suppliers Partners	-	-	-
Payments (2)	**(2,166)**	**72**	**(2,093)**
Telemar	(216)	*103*	(113)
Oi S.A.	(54)	*25*	(29)
Oi Móvel	(255)	*141*	(114)
Investments (3)	**(525)**	**269**	**(257)**
Net Operational Generation (1 + 2 +3)	**(250)**	**(267)**	**(517)**
Recapitalization	-	-	-
Non-Core	**14**	**(13)**	**1**
Intra-group Operations	**(164)**	**(34)**	**(198)**
Financial Operations	**6**	**(3)**	**3**
Dividends and JCP	**(0)**	-	**(0)**
FINAL Balance - Financial Cash	**3,972**	**(712)**	**3,260**

Figure 9 - Receipts - Sharing Structure


Network Use Services BRL 80 mi 4%
Others BRL 30 mi 2%
Dealers BRL 423 mi 23%
Customers BRL 1,300 mi 71%

TOTAL RECEIPT
BRL 1,832 million

	Jan/21 BRL million	Jan/21 Stockholding	Dec/20 Shareholding
Receivables	**1,832**	**100%**	**100%**
Customers	1,300	71%	69%
Dealers	423	23%	19%
Others	30	2%	8%
Network Use Services	80	4%	4%

RECEIPTS

Receipts increase in January/21

In January/21 there was a reduction of Receivables account by BRL 608 million when compared to the previous month (24.9%), reaching the BRL 1.832 million.

The *Customers* recorded a reduction of BRL 377 million in January/19, totaling BRL 1,300 million in the month against collection of BRL 1,676 million in December/R 19.

- Management reported that the observed reduction is related to timely receipts from government customers, of other operators and with the increase of prepaid recharge in December / 20. The seasonality of January / 21 compared to December /20 also contributed to this reduction, as well as reducing the number of business days (22 business days Dec / 20 x 20 business days Jan / 21).

Network Use Services recorded a reduction of BRL 18 million in January 21 totaling cash inflow of BRL 80 million in the month. *Dealer's* account reduced BRL 43 million in month, totaling BRL 423 million cash inflow in January / 21.

- The Management reported that the negative variation is related to the number of days (22 business days in Dec / 20 x 20 business days Jan / 21)

Finally, **Other Receipts** record a decrease by BRL 170 million in January /20 by entry of BRL 30 million.

- Management reported the reduction is explained by the decrease in Intercompany Receivables between companies in reorganization, and the effect is cancelled with the account of Other services/payments.

Statement
JANUARY 01-31, 2021

Table 1 - Managerial Cash Flow Statements – JAN/21

BRL million	(A) 12/31/2020 Dec. 20	(B) - (A) Variation	(B) 1/31/2021 Jan/21
INITIAL Balance - Financial Cash	**4,367**	**(394)**	**3,972**
Customers	1,676	*(377)*	1,300
Network Use Services	99	*(18)*	80
Dealers	466	*(43)*	423
Others	200	*(170)*	30
Receipts (1)	**2,441**	**(608)**	**1,832**
Personnel	(226)	*38*	(187)
Goods / Services Suppliers	(1,573)	*90*	(1,483)
Taxes	(404)	*21*	(383)
Escrow Deposits	49	*(31)*	18
Contingencies	(12)	*(46)*	(58)
Mediation/ Suppliers Partners	-	-	-
Payments (2)	**(2,166)**	**72**	**(2,093)**
Telemar	(216)	*103*	(113)
Oi S.A.	(54)	*25*	(29)
Oi Móvel	(255)	*141*	(114)
Investments (3)	**(525)**	**269**	**(257)**
Net Operational Generation (1 + 2 +3)	**(250)**	**(267)**	**(517)**
Recapitalization	-	-	-
Non-Core	**14**	**(13)**	**1**
Intra-group Operations	**(164)**	***(34)***	**(198)**
Financial Operations	**6**	***(3)***	**3**
Dividends and JCP	**(0)**	-	**(0)**
FINAL Balance - Financial Cash	**3,972**	**(712)**	**3,260**

Figure 10 - Payments - Sharing Structure


Personnel
BRL 187 mi
9%
Others
BRL 41 mi
2%
Mediation
BRL 0 mi
0%
Taxes
BRL 383 mi
18%
Providers
BRL 1,483 mi
71%
TOTAL RECEIPT
BRL 2,093 million

	BRL million	Jan/21 Shareholding	Dec/20 Shareholding
Payments	**2,093**	**100%**	**100%**
Material and Services suppliers	1,483	71%	73%
Taxes	383	18%	19%
Personnel	187	9%	10%
Others	41	2%	-2%
Mediation/ Suppliers Partners	0	0%	0%

PAYMENTS

Reduction of Payments in January / 21

The payments totaled BRL 2,093 million in January/21, BRL 72 million reduction (3.3%) in respect of the preceding month, which item recorded from cash outflow of BRL 2,166 million.

There was a reduction of BRL 38 million under the *Personnel* in January / 21 totaling BRL 187 million.

- The Management explained that the observed reduction was caused by the payment of the 2nd installment of the 13th salary in December / 20.

Materials / Service Suppliers account closes January / 21 with reduction of BRL 90 million totaling BRL 1,483 million.

- The Management reported that there were increases and timely reductions in various accounts, where the final result was a small increase in payments to suppliers of materials and services.

Taxes had a reduction by BRL 21 million totaling BRL 383 million..

- The Management reported that reduction is due to increased use of the tax credit of Jan / 21.

On the other hand, *Escrow Deposits* had a reduction in cash inflow in Month, from BRL 49 million in December / 19 to BRL 18 million in January / 19.

- Management reported that cash inflow refers to redemption and unfreezing of escrow deposits on behalf of Oi, in Civil sphere.

At last *Contingencies* account recorded cash outflow of BRL 58 million in January/21, increase of BRL 46 million regarding the previous month.

- Management reported that the outflow refers to contingency payments in the Fiscal sphere.

Statement
JANUARY 01-31, 2021

Table 1 - Managerial Cash Flow Statements – Jan/21

BRL million	(A) 12/31/2020 Dec. 20	(B) - (A) *Variation*	(B) 1/31/2021 Jan/21
INITIAL Balance - Financial Cash	**4,367**	**(394)**	**3,972**
Customers	1,676	*(377)*	1,300
Network Use Services	99	*(18)*	80
Dealers	466	*(43)*	423
Others	200	*(170)*	30
Receipts (1)	**2,441**	**(608)**	**1,832**
Personnel	(226)	*38*	(187)
Goods / Services Suppliers	(1,573)	*90*	(1,483)
Taxes	(404)	*21*	(383)
Escrow Deposits	49	*(31)*	18
Contingencies	(12)	*(46)*	(58)
Mediation/ Suppliers Partners	-	-	-
Payments (2)	**(2,166)**	**72**	**(2,093)**
Telemar	(216)	*103*	(113)
Oi S.A.	(54)	*25*	(29)
Oi Móvel	(255)	*141*	(114)
Investments (3)	**(525)**	**269**	**(257)**
Net Operational Generation (1 + 2 +3)	**(250)**	**(267)**	**(517)**
Recapitalization	-	-	-
Non-Core	**14**	**(13)**	**1**
Intra-group Operations	**(164)**	**(34)**	**(198)**
Financial Operations	**6**	**(3)**	**3**
Dividends and JCP	**(0)**	-	**(0)**
FINAL Balance - Financial Cash	**3972**	**(712)**	**3,260**

Figure 11 - Investments - Sharing Structure


Oi S.A.
BRL 29 mi
11%
Oi Móvel
BRL 114 mi
45%
Telemar
BRL 113 mi
44%

TOTAL INVESTMENTS
BRL 257 million

	Jan/21		Dec/20
	BRL million	Shareholding	Shareholding
Investments	**257**	**100%**	**100%**
Oi Móvel	114	45%	49%
Telemar	113	44%	41%
Oi S.A.	29	11%	10%

INVESTMENTS

The Debtors recorded *Investment* Payments of BRL 257 million in January/21, 51.2% reduction compared to the previous month, that had cash outflow on *Investments* of BRL 525 million.

The investments related to Oi Móvel S.A. had BRL 141 million reduction, totaling BRL 114 million in January/21. In Telemar S.A. there was BRL 103 million reduction in January/ 19, totaling BRL 113 million, while investments in Oi S.A. reduced from BRL 54 million in December to BRL 29 million in January/19.

- Management pointed out that the timely reduction observed in the payments in the month compared with the previous month, does not compromise the implementation of the strategic plan to accelerate investments, especially in fiber optics.

NET OPERATIONAL GENERATION

The level of *Receipts* in January/20, of BRL 1,832 million, was lower than total sum from cash outflow of *Payments* (BRL 2,093 million), as well as of the *Investments* (BRL 257 million), which contributed directly to the negative balance of BRL 517 million in Net Operational Generation of Debtors in the month.

FINAL BALANCE– FINANCIAL CASH

The inflow of "Non-core" cash which totaled BRL 1 million in January / 21, was reduced by BRL 13 million compared to the previous month.

- The Management reported that observed cash inflow refers to the receipt of the sale of real estate.

The Intra-Group Operations had cash outflow of BRL 198 million in January / 21.

- The Management reported that cash outflow refers to advance operation for future capital increase (AFAC) held with InfraCo, the company that will deal with investment in fiber, an action that is part of the company's strategy as set forth in the Amendment to Reorganization Plan.

The *Financial Operations* recorded positive result of BRL 3 million in January/21, from the cash inflow of BRL 6 million in the previous month.

- The Management reported that cash inflow refers to returns on financial investment of available funds in the Company's cash.

In this way, adding to the cash outflow of BRL 198 million from Intragroup Operations and *Non-Core* inflow of BRL million and cash inflow of BRL million from *Financial Operations* to the negative balance of BRL 517 million of Net Operational Cash Generation Final Balance of the Financial Cash of Debtors was reduced by BRL 712 million in respect to the previous month (17.9% decrease), totaling BRL 3,260 million.

- Management explained the reduction of the Final Balance of Financial Cash is related mainly to the Company's strategic plan to accelerate investments in fiber-optic (FTTH) and 4G and 4.5 Mobile Broadband.

Statement

JANUARY 01-31, 2021

Table 2 - Direct Cash Flow

CONSOLIDATED OF COMPANIES UNDER REORGANIZATION	AUG/18	SEPT/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19
Initial Balance - Financial Cash	4,677	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010	4,614
Receivables	2,659	2,694	2,898	2,815	2,645	2,463	2,400	2,248	2,090	2,815
Customers	1,731	1,681	1,808	1,807	1,697	1,628	1,541	1,572	1,570	1,660
Network Use Services	210	205	204	192	192	177	191	151	6	252
Dealers	518	420	414	478	412	498	400	411	427	446
Others	200	388	472	338	344	160	268	114	87	457
Payments	(2,279)	(2,276)	(2,751)	(2,432)	(2,285)	(2,753)	(2,808)	(1,821)	(2,964)	(2,560)
Personnel	(170)	(140)	(137)	(130)	(264)	(200)	(172)	(144)	(320)	(180)
Material and Services suppliers	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)	(1,905)
Material / Services	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)
Plant Maintenance	(297)	(299)	(300)	(367)	(425)	(406)	(344)	(305)	(324)	(322)
Rentals	(369)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)
Data Processing /Printing Company	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)
Call Center Service /Collection	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)	(138)
Dealerships	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)
Consultancy / Audits /Fees	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)	(42)
Other Services/ Payments	(308)	(444)	(726)	(430)	(171)	(340)	(254)	(149)	(309)	(517)
Network Use Services	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)
Taxes	(487)	(516)	(551)	(543)	(523)	(683)	(566)	(526)	(1,221)	(500)
Escrow Deposits	46	40	41	55	75	34	51	91	78	41
Contingencies	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)
Mediation/ Suppliers Partners	(64)	(16)	(54)	(35)	(73)	(50)	(442)	-	-	-
Investments	(363)	(339)	(582)	(421)	(344)	(605)	(482)	(384)	(540)	(472)
Telemar	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)
Oi S.A.	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)
Oi Móvel	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)
Operating Generation	17	79	(435)	(38)	18	(873)	(887)	43	(1,414)	(417)
Recapitalization	-	-	-	-	-	4,007	-	-	-	-
Pharol Agreement - - -	-	-	-	-	-	(106)	-	-	-	-
Non-Core	-	-	-	-	-	-	-	-	-	-
Intra-group Operations	(1)	-	-	-	14	-	-	-	-	100
Financial Operations	28	15	(1)	21	23	18	(685)	24	17	9
Dividends and JCP	-	-	-	-	54	-	-	-	-	-
Final Balance - Financial Cash	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010	4,614	4,306

CONSOLIDATED OF COMPANIES UNDER REORGANIZATION	JUN/19	JUL/19	AUG/19	SEPT/19	OCT/19	NOV/19	DEC/19	JAN/20	FEB/20	MAR/20
Initial Balance - Financial Cash	4,306	4,145	3,621	3,083	3,060	2,613	2,239	1,910	3,761	5,929
Receivables	2,110	2,369	1,991	2,033	2,119	2,013	2,412	2,303	1,782	2,066
Customers	1,496	1,616	1,511	1,495	1,563	1,473	1,652	1,494	1,353	1,475
Network Use Services	5	43	9	9	8	5	19	6	14	2
Dealers	395	453	433	421	443	421	443	488	368	405
Others	214	257	38	108	105	114	298	315	47	184
Payments	(1,743)	(2,207)	(1,577)	(1,471)	(1,694)	(1,792)	(2,082)	(2,031)	(2,057)	(1,669)
Personnel	(152)	(151)	(138)	(136)	(125)	(134)	(235)	(177)	(147)	(133)
Material and Services suppliers	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)	(1,553)	(1,646)	(1,125)	(1,212)
Material / Services	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,268)	(1,536)	(1,640)	(1,111)	(1,208)
Plant Maintenance	(301)	(336)	(348)	(329)	(339)	(371)	(393)	(357)	(287)	(291)
Rentals	(255)	(424)	(292)	(194)	(368)	(311)	(256)	(424)	(336)	(324)
Data Processing /Printing Company	(99)	(126)	(94)	(110)	(28)	(156)	(185)	(185)	(66)	(77)
Call Center Service /Collection	(121)	(116)	(128)	(124)	(103)	(125)	(143)	(112)	(134)	(110)
Dealerships	(99)	(103)	(98)	(102)	(101)	(102)	(99)	(103)	(128)	(99)
Consultancy / Audits /Fees	(24)	(71)	(41)	(25)	(39)	(32)	(31)	(76)	(95)	(47)
Other Services/ Payments	(176)	(418)	(168)	(167)	(206)	(170)	(431)	(383)	(65)	(259)
Network Use Services	(7)	(46)	(9)	(9)	(9)	(6)	(17)	(6)	(14)	(4)
Taxes	(501)	(478)	(407)	(400)	(384)	(404)	(368)	(402)	(365)	(365)
Escrow Deposits	32	71	153	29	88	33	86	200	41	47
Contingencies	(10)	(9)	(7)	(4)	-	(13)	(12)	(6)	(4)	(6)
Mediation/ Suppliers Partners	-	-	-	-	-	-	-	-	(457)	-
Investments	(544)	(702)	(456)	(592)	(801)	(596)	(461)	(685)	(740)	(693)
Telemar	(206)	(245)	(232)	(215)	(265)	(212)	(185)	(195)	(195)	(192)
Oi S.A.	(54)	(83)	(61)	(62)	(88)	(54)	(62)	(66)	(80)	(83)
Oi Móvel	(284)	(374)	(363)	(315)	(548)	(330)	(414)	(424)	(465)	(417)
Operating Generation	(177)	(540)	(242)	(30)	(458)	(375)	(331)	(413)	(1,023)	(295)
Recapitalization	-	-	-	-	-	-	-	-	-	-
Pharol Agreement - - -	-	-	-	-	-	-	-	-	-	-
Non-Core	-	-	-	-	-	-	-	-	121	-
Intra-group Operations	-	-	-	-	-	-	-	-	-	17
Financial Operations	16	16	(296)	7	8	2	2	2,264	3,070	(48)
Dividends and JCP	-	-	-	-	-	-	-	-	-	-
Final Balance - Financial Cash	4,145	3,621	3,083	3,060	2,613	2,239	1,910	3,761	5,929	5,602

CONSOLIDATED OF COMPANIES UNDER REORGANIZATION	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEPT/20	OCT/20	NOV/20	DEC/20	JAN/21
Initial Balance - Financial Cash	5,602	4,859	4,754	4,871	5,639	5,392	5,108	4,988	4,367	3,972
Receivables	1,994	1,908	2,051	2,057	2,159	2,139	2,388	2,330	2,441	1,832
Customers	1,361	1,455	1,461	1,477	1,393	1,425	1,476	1,372	1,676	1,300
Network Use Services	3	1	-	3	15	112	202	97	99	80
Dealers	387	384	435	434	424	465	425	432	466	423
Others	244	70	156	142	326	137	284	429	200	30
Payments	(2,108)	(1,430)	(1,609)	(1,829)	(1,829)	(1,628)	(1,944)	(2,376)	(2,166)	(2,093)
Personnel	(244)	(123)	(133)	(123)	(109)	(120)	(177)	(189)	(226)	(187)
Material and Services suppliers	(1,494)	(1,032)	(1,222)	(1,122)	(1,367)	(1,211)	(1,475)	(1,797)	(1,573)	(1,483)
Material / Services	(1,489)	(1,030)	(1,220)	(1,119)	(1,348)	(1,097)	(1,272)	(1,702)	(1,472)	(1,399)
Plant Maintenance	(302)	(262)	(243)	(195)	(204)	(192)	(215)	(184)	(238)	(185)
Rentals	(338)	(306)	(344)	(271)	(276)	(265)	(330)	(461)	(467)	(507)
Data Processing /Printing Company	(111)	(80)	(69)	(65)	(62)	(70)	(80)	(54)	(55)	(70)
Call Center Service /Collection	(79)	(83)	(85)	(84)	(106)	(110)	(98)	(105)	(120)	(82)
Dealerships	(103)	(95)	(102)	(93)	(91)	(90)	(85)	(92)	(89)	(88)
Consultancy / Audits /Fees	(41)	(43)	(43)	(47)	(41)	(53)	(43)	(42)	(36)	(57)
Other Services/ Payments	(515)	(163)	(305)	(382)	(568)	(317)	(420)	(764)	(468)	(410)
Network Use Services	(5)	(1)	(2)	(4)	(19)	(115)	(203)	(96)	(101)	(84)
Taxes	(392)	(323)	(329)	(344)	(394)	(337)	(356)	(400)	(404)	(383)
Escrow Deposits	29	55	81	71	46	44	77	97	49	18
Contingencies	(6)	(7)	(6)	(10)	(4)	(4)	(14)	(86)	(12)	(58)
Mediation/ Suppliers Partners	-	-	-	-	-	-	-	-	-	-
Investments	(660)	(591)	(512)	(520)	(528)	(592)	(473)	(463)	(525)	(257)
Telemar	(262)	(176)	(196)	(146)	(177)	(186)	(147)	(145)	(216)	(113)
Oi S.A.	(60)	(89)	(63)	(56)	(53)	(74)	(42)	(55)	(54)	(29)
Oi Móvel	(338)	(326)	(252)	(317)	(298)	(332)	(285)	(263)	(255)	(114)
Operating Generation	(774)	(113)	(69)	8	(197)	(101)	(30)	(309)	(250)	(517)
Recapitalization	-	-	-	-	-	-	-	-	-	-
Pharol Agreement - - -	-	-	-	-	-	-	-	-	-	-
Non-Core	-	-	-	-	4	20	0	23	14	1
Intra-group Operations	-	-	-	-	(109)	(201)	(181)	(144)	(164)	(198)
Financial Operations	31	8	186	759	56	(2)	91	8	6	3
Dividends and JCP	0	-	0	0	-	(0)	(0)	(0)	(0)	(0)
Final Balance - Financial Cash	4,859	4,754	4,871	5,639	5,392	5,108	4,988	4,367	3,972	3,260

CREDITORS SERVICE

Last month, the Trustee continued overseeing the measures taken by the Debtors to enable compliance with the Reorganization Plan and its Amendment, which was approved by this Court on 10/05/2020.

Interested parties should consult the Amendment in the judicial reorganization website (www.recuperacaojudicialoi.com.br) in "Procedural Parts" tab, and the requests for information should be addressed to the following channels: e-mail credoroi@wald.com.br, 0800644-3111 phone (toll free) or even website www.recjud.com.br.

In addition, as determined by decision in pages. 492 184/492 187, which established the new dynamic for payment control of priority credits, the Trustee following available on its website the lists sent by Debtors containing the Extra-credit already paid and those who are in processing, referring to sentence greetings or executions started prior to 09.30.2020. The information is regularly updated and are available for review at: https://recuperacaojudicialoi.com.br/creditos-extraconcursais/.

Throughout the month, this Management accompanied the mediation procedure related to procedural events under decision of pages 341.970/341.973. This mediation aims to encourage a settlement between creditors and debtors to define the credit value from an online platform, which already has 14,856 settlements signed. At this point, it is to inform the website of court-supervised reorganization (www.recuperacaojudicaloi.com.br) has a list of procedural steps already ruled, which is periodically updated.

Moreover, it should be noted that, until now, over 50,000 ancillary proceedings were distributed, of which 23,235 have the judgment, 22,200 are inserted into the mediation platform and others are processed regularly. AJ offers in (www.recuperacaojudicaloi.com.br) the reorganization website a list of procedural steps already ruled, which is periodically updated

Lastly, AJ informs that continues focused on answering questions on Priority Claim payment, mediation in progress, clauses and compliance with the Reorganization Plan and its Amendment, constantly being contacted by domestic and international creditors, whether by phone, telephone number +55 (21) 2272-9300, or by e-mail credoroi@wald.com.br.

SUMMARY OF STATEMENTS OF AJ IN RECORDS

AJ lists hereunder the statements submitted in the records of the electronic process after the last monthly Activities Report with an indication of the respective pages.

Pages 500,437/500458	Monthly activities report as performed by the Debtors (for the month of December 2020).	2/18/2021
Pages	AJ statement on: (i) credit assignment held by Bravos Funding LLC to SC Lowy Primary Investments, LTD; (Ii) credit reservation requests on behalf of Maria de Oliveira Duart, Amaro Alexsandro Muller dos Santos, Alexandre Luiz Pires Chagas and Darlan Cézar da Silva Dias; (iii) write off of credit reserve requested by the Judge of the 3rd Court of Santa Rosa on behalf of Marcelo Smaniotto; (iv) Certification of address of creditor Veronica Sampaio Teixeira; (v) request for clarification of creditor Marcelo Bezerra Santos on the deadline for payment of his credit; (vi) office of the 1st Civil JEC of Magé requesting the cancellation of the request for payment of priority credit; (vii) Debtor's petition without opposing to the request by the Internal Revenue Service on credit offset overpaid in case; (viii) Debtor's statement informing the completion of administrative proceedings filed regarding offenses committed before 2009, which generated priority credits on behalf of consumers, relating to landline telephone service interruptions; and (ix) the numerous requests for payment of priority credits.	3/10/2021
Pages	Statement on the Debtor's request on disposal of real estate.	3/17/2021

In addition, in response to the official letters and requests addressed directly to AJ by various Courts in the Country, the Trustee submitted the several statements in proceedings filed against the Debtors.

THE INSPECTION ON FULFILLMENT OF REORGANIZATION PLAN

The Reorganization Plan ratified by decision on pages 254,741/254,756, has changed according to Amendment of pages 476,542/479 026, which was ratified by this Court on 10/05/2020 (pages. 481,886/481,918), following its ratification by most lenders of all classes present in the AGC held on 09/08/2020.

As set forth in Law no. 11,101/2005, Trustee remains inspecting the compliance with obligations by the Debtors of ratified PRJ and its Amendment, therefore, held regular meetings with the Company and analyzed all relevant documentation.

As a result of this inspection, AJ informs that, in January 2021, expired and were fulfilled obligations related to the exercise of choice of payment by eligible creditors with qualification or challenging of credit already sentenced, under provisions of clauses 4.3 .7 and 4.3.8 of the Amendment to the PRJ. Moreover, obligations fall due which have maturity related to the final judgment of the case of origin as set forth in the Reorganization Plan. It is worth pointing out that every month, this Management receives the List of labor claims settled over the month, due to the end of the grace period (180 days from the final judgment of the origin action - clause 4.1.1 of the PRJ).

Finally, we inform you that the disposals of UPIs "Data Center" and "Towers" were completed on the days 03.15.2021 and 03.30.2021, respectively, in accordance with Amendment to PRJ as Material Facts provided by the Company, as listed in Chapter 3 of this RMA.

ANTUNES VITA LONGO BLATTNER

Av. Almirante Barroso, 52,
24º andar
CEP 20031-000
Rio de Janeiro, RJ - Brazil

Avenida Juscelino Kubitschek,
nº 510, 8º andar
CEP 04543-906
São Paulo, SP - Brasil

RIO BRANCO
CONSULTORES ASSOCIADOS

Av. Marquês de São
Vicente, 446 – Conj. 1206
Barra Funda
CEP 01139-000
São Paulo, SP - Brasil